UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
SIGNATURES

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Annual General Meeting, or AGM, of the Company held on June 22, 2015.

The following is a brief description of the matters to be voted upon by the members of the Company both by electronic means and at the AGM held on June 22, 2015, along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter.

The information contained in this Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary.

As per the Indian Companies Act, 2013, the Company provided its members the facility to cast their votes by electronic means (“E-voting”) for all resolutions. The E-voting period commenced on June 18, 2015 and ended on June 21, 2015. Those shareholders of the Company who were eligible to vote and did not vote by E-voting could only cast their votes at the AGM.

817 shareholders representing in aggregate 31,076,436 equity shares attended the AGM in person and 65 shareholders representing in aggregate 285,220,452 equity shares attended the AGM through a proxy.

At the Company’s AGM, the following director retired by rotation and were eligible for re-election:

•	Mr. U. B. Pravin Rao

Mr. U. B. Pravin Rao was re-elected by the requisite majority of the Company’s shareholders.

Ms. Roopa Kudva, who had previously been appointed by the Board as an additional director of the Company on February 4, 2015 was elected as an independent director of the Company up to February 3, 2020, not liable to retire by rotation.

In addition, the following matters were also voted upon at the AGM:

•	The receipt, consideration and adoption of the Company’s balance sheet as at March 31, 2015, the profit and loss for the year ended on that date and the report of the directors and the auditors thereon.

•	The declaration of a final dividend for the financial year ended March 31, 2015.

•	The appointment of auditors to hold office from the conclusion of the AGM until the conclusion of the AGM held in the calendar year 2018 and to fix their remuneration.

•	Payment of commission to non-executive directors.

•	Purchase of the healthcare business from Infosys Public Services Inc.

	Brief Description of the matter put to vote	Votes for (1)(2)	Votes against / withheld (1)(2)	Abstentions / Broker Non-votes
1.	To receive, consider and adopt the Balance Sheet as at March 31, 2015, the Statement of Profit and Loss for the year ended on that date and the Report of the Directors and the Auditors thereon.	740,385,911	24,493	-
2.	To declare a final dividend for the financial year ended March 31, 2015.	720,086,472	16,902	-
3.	To appoint a director in place of Mr. U.B. Pravin Rao, who retires by rotation, and being eligible, seeks re-appointment.	739,789,565	2,936,500	-
4.	To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the AGM to be held in calendar year 2018 and to fix their remuneration.	735,707,179	5,332,245	-
5.	To appoint Ms. Roopa Kudva as an independent director.	742,900,093	1,617,108	-
6.	To approve payment of commission to non-executive directors.	732,065,373	13,863,897	-
7.	To approve the purchase of the healthcare business from Infosys Public Services Inc.	741,172,513	494,768	-

(1)	Under the Indian Companies Act, 2013, the Company shall provide to its members the facility to exercise their right to vote at general meetings by electronic means. Accordingly, the Company is providing e-voting facility to all members to enable them to cast their votes electronically on all resolutions. Those members who did not vote by electronic means, could only cast their votes at the AGM, whether in person or by proxy.
(2)	Under the Indian Companies Act, 2013, and as per our Articles of Association, the voting rights of every member whether present in person or by proxy, shall be in proportion to his or her share of our paid-up capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ David D. Kennedy

Date: June 23, 2015	David D. Kennedy Executive Vice President and General Counsel